SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

==============================================================================

                                 SCHEDULE 13D


                   under the Securities Exchange Act of 1934




                                  ECCS, Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   26825h100
             -----------------------------------------------------
                                (CUSIP Number)

                            Thomas E. Duggan, Esq.
                            C. E. Unterberg, Towbin
                              350 Madison Avenue
                           New York, New York 10017
                           Telephone: (212) 389-8103

         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

 -----------------------------------------------------------------------------
                                 March 9, 2001
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

------------------------
CUSIP NO. 26825h100                  13D
------------------------

------------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          C. E. Unterberg, Towbin Capital Partners I, L.P.
------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           [ ]
                                                                           (b)
                                                                           [x]
------------------------------------------------------------------------------
     3.   SEC USE ONLY
------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
        NUMBER OF       7.  SOLE VOTING POWER
          SHARES            1,000,000
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY       8.  SHARED VOTING POWER
           EACH             0
        REPORTING      -------------------------------------------------------
          PERSON        9.  SOLE DISPOSITIVE POWER
           WITH             1,000,000
                       -------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,335,000
------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
------------------------------------------------------------------------------

------------------------
CUSIP NO. 26825h100                  13D
------------------------

------------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          Marjorie and Clarence E. Unterberg Foundation, Inc.
------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           [ ]
                                                                           (b)
                                                                           [x]
------------------------------------------------------------------------------
     3.   SEC USE ONLY
------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
------------------------------------------------------------------------------
        NUMBER OF       7.  SOLE VOTING POWER
          SHARES            1,000,000
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY       8.  SHARED VOTING POWER
           EACH             0
        REPORTING      -------------------------------------------------------
          PERSON        9.  SOLE DISPOSITIVE POWER
           WITH             1,000,000
                       -------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,335,000
------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------

------------------------
CUSIP NO. 26825h100                  13D
------------------------

------------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          C. E. Unterberg Towbin, LLC
------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           [ ]
                                                                           (b)
                                                                           [x]
------------------------------------------------------------------------------
     3.   SEC USE ONLY
------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
------------------------------------------------------------------------------
        NUMBER OF       7.  SOLE VOTING POWER
          SHARES            400,000
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY       8.  SHARED VOTING POWER
           EACH             0
        REPORTING      -------------------------------------------------------
          PERSON        9.  SOLE DISPOSITIVE POWER
           WITH             400,000
                       -------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,335,000
------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IV
------------------------------------------------------------------------------

------------------------
CUSIP NO. 26825h100                  13D
------------------------

------------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          C. E. Unterberg, Towbin (a California Limited Partnership)
------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           [ ]
                                                                           (b)
                                                                           [x]
------------------------------------------------------------------------------
     3.   SEC USE ONLY
------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          California
------------------------------------------------------------------------------
        NUMBER OF       7.  SOLE VOTING POWER
          SHARES            1,400,000
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY       8.  SHARED VOTING POWER
           EACH             0
        REPORTING      -------------------------------------------------------
          PERSON        9.  SOLE DISPOSITIVE POWER
           WITH             1,400,000
                       -------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,335,000
------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
------------------------------------------------------------------------------

------------------------
CUSIP NO. 26825h100                  13D
------------------------

------------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          UTCM, LLC.
------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           [ ]
                                                                           (b)
                                                                           [x]
------------------------------------------------------------------------------
     3.   SEC USE ONLY
------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          00
------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
        NUMBER OF       7.  SOLE VOTING POWER
          SHARES            0(A)
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY       8.  SHARED VOTING POWER
           EACH             0
        REPORTING      -------------------------------------------------------
          PERSON        9.  SOLE DISPOSITIVE POWER
           WITH             0(A)
                       -------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,335,000
------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------


(A) Excludes 1,000,000 Shares held by C.E. Unterberg, Towbin Capital Partners I, L.P., as to which UTCM, LLC disclaims beneficial ownership.

------------------------
CUSIP NO. 26825h100                  13D
------------------------

------------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          Thomas I. Unterberg
------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           [ ]
                                                                           (b)
                                                                           [x]
------------------------------------------------------------------------------
     3.   SEC USE ONLY
------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          PF
------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
------------------------------------------------------------------------------
        NUMBER OF       7.  SOLE VOTING POWER
          SHARES            5,335,000(A)
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY       8.  SHARED VOTING POWER
           EACH             0
        REPORTING      -------------------------------------------------------
          PERSON        9.  SOLE DISPOSITIVE POWER
           WITH             5,335,000(A)
                       -------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,335,000
------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [x]
------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
------------------------------------------------------------------------------

(A) Excludes 540,000 Shares owned by Trusts of which Thomas I. Unterberg is Trustee and as to which Thomas I. Unterberg disclaims beneficial ownership.

     Thomas I. Unterberg disclaims beneficial ownership as to 1,000,000, 1,000,000, 400,000 and 1,400,000 Shares owned by C.E. Unterberg, Towbin Capital Partners I, L.P., Marjorie and Clarence E. Unterberg Foundation, Inc., C.E. Unterberg Towbin, LLC and C.E. Unterberg, Towbin (a California Limited Partnership), respectively.

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of ECCS, Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive office is located at One Sheila Drive, Tinton Falls, NJ 07724.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by the undersigned on behalf of: C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI"), Marjorie and Clarence
E. Unterberg Foundation, Inc. ("MCUF"), C.E. Unterberg Towbin, LLC ("CEUTLLC"), C.E. Unterberg, Towbin a California Limited Partnership ("CEUTCLP"), UTCM, LLC ("UTCM"), and Thomas I. Unterberg ("TU" and together with the above, the "Reporting Persons").

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

     C.E. Unterberg, Towbin Capital Partners I, L.P.

     CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.

     Marjorie and Clarence E. Unterberg Foundation, Inc.

     MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on
Schedule 1 hereto.

     C.E. Unterberg Towbin, LLC

     CEUTLLC is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to make investments in, buy, sell, hold and otherwise deal in securities.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of CEUTLLC are set forth on Schedule I hereto.

     C.E. Unterberg, Towbin (a California Limited Partnership)

     CEUTCLP is a California, limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017, the principal business of CEUTCLP is to act as a securities broker-dealer.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner and member of the executive committee of CEUTCLP are set forth on Schedule I hereto.

     UTCM, LLC

     UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of UTCM are set forth on Schedule I hereto.

     Thomas I. Unterberg

     TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison Avenue, New York, New York 10017. TU is a managing director of CEUTCLP and a citizen of the United States of America.

     None of the Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons, other than TU, obtained funds for the purchase price of their Shares (or securities that were converted into Shares) from capital contributions from their equity investors. TU obtained funds for the purchase price of his Shares from personal funds.

     The ownership interest of CEUTCLP in 1,000,000 Shares was acquired other than by purchase and as a result of fees for its services as a financial advisor to the Issuer. The ownership interest of TU in 200,000 Shares was acquired other than by purchase and as a result of being a Trustee.


ITEM 4. PURPOSE OF TRANSACTIONS

     The Reporting Persons' acquisitions of the Shares were made in the ordinary course of the Reporting Persons' businesses and were not made with the purpose of changing or influencing the control of the Issuer.

     None of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in Items 4(a) through 4(j).

     The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference.

     (b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference and we hereby incorporated by reference.

     (c) No Reporting Person, or to their best knowledge, any of their respective officers or directors, has engaged in any transactions in Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements or understanding among any of the Reporting Persons made or entered into with respect to holding, voting or disposing of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.      Joint Filing Agreement among the Reporting Persons.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    April 18, 2001                C.E. UNTERBERG, TOWBIN CAPITAL
       ---------------------           PARTNERS I, L.P.,

                                          by UTCM, LLC,
                                             its General Partner,

                                            by /s/ Robert M. Matluck
                                              -------------------------------
                                              Name:  Robert M. Matluck
                                              Title: Managing Member

Date:    April 18, 2001                MARJORIE AND CLARENCE E. UNTERBERG
       ---------------------           FOUNDATION, INC.

                                          by /s/ Andrew Arno
                                            ---------------------------------
                                            Name:  Andrew Arno
                                            Title: Treasurer

Date:    April 18, 2001                C.E. UNTERBERG TOWBIN, LLC,
       ---------------------
                                          by /s/ Robert M. Matluck
                                            ---------------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:    April 18, 2001                C.E. UNTERBERG, TOWBIN (A CALIFORNIA
       ---------------------           LIMITED PARTNERSHIP),

                                          by /s/ Robert M. Matluck
                                            ---------------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Director

Date:    April 18, 2001                UTCM, LLC
       ---------------------
                                          by /s/ Robert M. Matluck
                                            ---------------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:    April 18, 2001                THOMAS I. UNTERBERG
       ---------------------
                                        /s/ Thomas I. Unterberg
                                       ---------------------------------

                                 SCHEDULE I


I.   MARJORIE AND CLARENCE, UNTERBERG FOUNDATION, INC.

     Except as otherwise set forth below, the place of citizenship of each such person is the United States.


                                                               NUMBER AND PERCENTAGE OF
    NAME; PRINCIPAL             BUSINESS ADDRESS; PRINCIPAL   COMMON STOCK BENEFICIALLY
OCCUPATION OR EMPLOYMENT          BUSINESS OF EMPLOYER                  OWNED
Thomas I. Unterberg                350 Madison Avenue               5,335,000(a)
(President)                        New York, NY 10017                  (32%)

Mary A. Debare                     350 Madison Avenue                 400,000
(Vice President & Secretary)       New York, NY 10017                   (3%)

Andrew Arno                        350 Madison Avenue                 835,000
(Treasurer)                        New York, NY 10017                   (7%)


(a) Excludes 540,000 Shares owned by Trusts of which Thomas I. Unterberg is Trustee and as to which Thomas I. Unterberg disclaims beneficial ownership. Thomas I. Unterberg disclaims beneficial ownership as to 1,000,000, 1,000,000, 400,000 and 1,400,000 Shares owned by
     C.E. Unterberg, Towbin Capital Partners I, L.P., Marjorie and Clarence E. Unterberg Foundation, Inc., C.E. Unterberg, Towbin, LLC and
     C.E. Unterberg, Towbin (a California Limited Partnership), respectively.


II.  C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

     Except as otherwise set forth below, the place of citizenship of each such person is the United States.


                                                               NUMBER AND PERCENTAGE OF
    NAME; PRINCIPAL             BUSINESS ADDRESS; PRINCIPAL   COMMON STOCK BENEFICIALLY
OCCUPATION OR EMPLOYMENT          BUSINESS OF EMPLOYER                  OWNED
Stephen Adler                      350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Andrew Arno                        350 Madison Avenue                 835,000
(Managing Director)                New York, New York 10017            (7%)

Jordan S. Berlin                   350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Alexander P. Bernstein             350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Andrew Blum                        350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Mark Branigan                      350 Madison Avenue
(Managing Director)                New York, New York 10017            None


John Cronin                        350 Madison Avenue                 200,000
(Managing Director)                New York, New York 10017             (2%)

William G. Dering, Jr.             350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Jane Dragone                       350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Thomas Duggan                      350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Brian Finnerty                     350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Steven C. Frankel                  350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Adam Frankfort                     350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Terri Garvey                       350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Brian D. Goldman                   350 Madison Avenue
(Managing Director)                New York, New York 10017            None

William B.F. Kidd                  350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Estelle Konviser                   350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Mel S. Lavitt                      350 Madison Avenue               1,040,345
(Managing Director)                New York, New York 10017             (8%)

Mark L. Levy                       350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Robert D. Long                     350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Michael E. Marrus                  350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Robert M. Matluck
(Managing Director and
Member of the Executive            350 Madison Avenue                 100,000
Committee)                         New York, New York 10017             (1%)

Mitch Meisler                      350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Jeffrey C. Moskowitz               350 Madison Avenue                 330,000
(Managing Director)                New York, New York 10017             (3%)

Karl Motey                         350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Nancy Moyer                        350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Suzanne Murphy                     350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Steven P. Novak                    350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Michelle P. O'Connor               350 Madison Avenue
(Managing Director)                New York, New York 10017            None

James D. Poyner, Jr.               350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Douglas M. Quartner                350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Adam Ritzer                        350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Paul Rodriguez                     350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Vered Sharon                       350 Madison Avenue
(Managing Director)                New York, New York 10017            None

James Singer                       350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Lee Tawes                          350 Madison Avenue
(Managing Director)                New York, New York 10017            None

Bob Thompson                       350 Madison Avenue
(Managing Director)                New York, New York 10017            None

A. Robert Towbin
(Managing Director and
Member of the Executive            350 Madison Avenue
Committee)                         New York, New York 10017            None

Thomas I. Unterberg
(Managing Director and
Member of the Executive            350 Madison Avenue              5,335,000 (a)
Committee)                         New York, New York 10017             (32%)

Andrew Waldeck                     350 Madison Avenue
(Managing Director)                New York, New York 10017            None

James Weil                         350 Madison Avenue
(Managing Director)                New York, New York 10017            None

James T. Whipple                   350 Madison Avenue                 200,000
(Managing Director)                New York, New York 10017             (2%)

-----------------------------

(a) Excludes 540,000 Shares owned by Trusts of which Thomas I. Unterberg is Trustee and as to which Thomas I. Unterberg disclaims beneficial ownership. Thomas I. Unterberg disclaims beneficial ownership as to 1,000,000, 1,000,000, 400,000 and 1,400,000 Shares owned by
     C.E. Unterberg, Towbin Capital Partners I, L.P., Marjorie and Clarence E. Unterberg Foundation, Inc., C.E. Unterberg, Towbin, LLC and
     C.E. Unterberg, Towbin (a California Limited Partnership), respectively.

III. C.E. UNTERBERG, TOWBIN LLC

     Except as otherwise set forth below, the place of citizenship of each such person is the United States.


                                                               NUMBER AND PERCENTAGE OF
    NAME; PRINCIPAL             BUSINESS ADDRESS; PRINCIPAL   COMMON STOCK BENEFICIALLY
OCCUPATION OR EMPLOYMENT          BUSINESS OF EMPLOYER                  OWNED
Thomas I. Unterberg                350 Madison Avenue              5,335,000 (a)
(Managing Member)                  New York, New York 10017             (32%)
A. Robert Towbin                   350 Madison Avenue
(Managing Member)                  New York, New York 10017            None
Robert M. Matluck                  350 Madison Avenue                 100,000
(Managing Member)                  New York, New York 10017             (1%)



IV.  UTCM, LLC

     Except as otherwise set forth below, the place of citizenship of each such person is the United States.


                                                               NUMBER AND PERCENTAGE OF
    NAME; PRINCIPAL             BUSINESS ADDRESS; PRINCIPAL   COMMON STOCK BENEFICIALLY
OCCUPATION OR EMPLOYMENT          BUSINESS OF EMPLOYER                  OWNED
Thomas I. Unterberg                350 Madison Avenue              5,335,000 (a)
(Managing Member)                  New York, New York 10017            (32%)
A. Robert Towbin                   350 Madison Avenue                  None
(Managing Member)                  New York, New York 10017
Robert M. Matluck                  350 Madison Avenue                 100,000
(Managing Member)                  New York, New York 10017             (1%)


-----------------------------

(a) Excludes 540,000 Shares owned by Trusts as to which Thomas I. Unterberg is Trustee and as to which Thomas I. Unterberg disclaims beneficial ownership. Thomas I. Unterberg disclaims beneficial ownership as to 1,000,000, 1,000,000, 400,000 and 1,400,000 Shares owned by
     C.E. Unterberg, Towbin Capital Partners I, L.P., Marjorie and Clarence E. Unterberg Foundation, Inc., C.E. Unterberg, Towbin, LLC and
     C.E. Unterberg, Towbin (a California Limited Partnership), respectively.

                      Exhibit 1 -- Joint Filing Agreement
                      -----------------------------------

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of ECCS, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement as of the date set forth next to their signatures.





Date:    April 18, 2001                C.E. UNTERBERG, TOWBIN CAPITAL
       ---------------------           PARTNERS I, L.P.,

                                          by UTCM, LLC,
                                             its General Partner,

                                            by  /s/ Robert M. Matluck
                                              -------------------------------
                                              Name:  Robert M. Matluck
                                              Title: Managing Member

Date:    April 18, 2001                MARJORIE AND CLARENCE E. UNTERBERG
       ---------------------           FOUNDATION, INC.

                                          by /s/ Andrew Arno
                                             ---------------------------------
                                            Name:  Andrew Arno
                                            Title: Treasurer

Date:    April 18, 2001                C.E. UNTERBERG TOWBIN, LLC,
       ---------------------
                                          by /s/ Robert M. Matluck
                                            ---------------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:    April 18, 2001                C.E. UNTERBERG, TOWBIN (A CALIFORNIA
       ---------------------           LIMITED PARTNERSHIP

                                          by /s/ Robert M. Matluck
                                            ---------------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Director

Date:    April 18, 2001                UTCM, LLC
       ---------------------

                                          by /s/ Robert M. Matluck
                                            ---------------------------------
                                            Name:  Robert M. Matluck
                                            Title: Managing Member

Date:    April 18, 2001                THOMAS I. UNTERBERG
       ---------------------
                                        /s/ Thomas I. Unterberg
                                       ---------------------------------